Filed Pursuant to Rule 424(b)(3)

Registration No. 333-74176

Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

August 5, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P. Supplement to Registration Statement on Form S-1 File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated August 5, 2005 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANACE IN NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

August 5, 2005

Dear Investor,

The net asset value of a unit as of July 31, 2005 was $1,029.25, down 0.08% from $1,030.10 per unit as of June 30, 2005. Since January 1, 2005 the fund is up 4.82%.

Mixed results from various market sectors limited the fund to virtual unchanged performance in July. The mainstay performer continued to be long dollar trades, with positive contributions from energy and metals markets. Trading in fixed income countered with a modest setback to returns. Early reports of a strengthening U.S. economy which included the third straight month of an improving U.S, trade deficit helped further fund positions in the Euro currency and Swiss franc, but subsequently, the trend weakened. On July 21, China announced a long-awaited currency-policy change. The Bank of China revalued the yuan, making it 2.1% stronger versus the dollar. The move to float the yuan against an unspecified basket of currencies was the start of a reversal of long-dollar bias, triggering late month profit taking. Positions in copper tacked on gains, aided by reports of low warehouse inventories and favorable U.S. demand. Copper is in backwardation, where front month prices are stronger than deferred months, reflecting strong near-term demand and tight inventories. Also, a strong showing was provided by the natural gas market after concerns over supply constraints and future delivery propelled prices. Interest rate markets were the offsetting drag on partnership returns. Ten-year treasury yields fell beneath 4.25% after a string of strong monthly economic reports and on renewed confidence the Federal Reserve would continue to raise interest rates. The Fed has raised rates nine consecutive times since June 2004 and is expected to do so again in August, boosting the fed funds rate to 3.5%.

If you have any questions or comments, please contact our sales office at 312-264-4300.

Very truly yours,

/S/    WALTER THOMAS PRICE, III

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A                 Chicago, IL 60604                 312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending July 31, 2005

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$30,935.56
Change in Unrealized Gain/(Loss)	(13,551.45)
Gain/(Loss) on Other Investments	(814.44)
Brokerage Commission	(4,692.96)

Total Trading Income	$11,876.71

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,436.66
Management Fees	3,784.88
Incentive Fees	4,621.15
Offering Expenses	0.00

Total Expenses	$18,509.36
Interest Income	$4,991.25

Net Income(Loss) for the Period	($1,641.40)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

Total Fund

Beginning of Month	$1,982,828.93
Addition	39,600.00
Withdrawal	(5,948.96)
Net Income/(Loss)	(1,641.40)

Month End	$2,014,838.57
Month End NAV Per Unit	$1,029.25
Monthly Rate of Return	-0.08%
Year to Date Rate of Return	4.82%

YOUR INVESTMENT

Units	Value
1,924.8866	$1,982,828.93
38.4747	$39,600.00
(5.8933)	($6,065.63)
(1,641.40)

1,957.4680	$2,014,721.90

To the best of our knowledge, this statement is accurate and complete:

By	/S/ WALTER THOMAS PRICE, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of Price Fund I, LP